UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO. 3)*

PNI Digital Media Inc.
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

719316200
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sabre Value Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

517,724

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

517,724

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

517,724

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sabre Value Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

517,724

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

517,724

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

517,724

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Aaron Edelheit

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

30,900

6.	SHARED VOTING POWER

517,724

7.	SOLE DISPOSITIVE POWER

30,900

8.	SHARED DISPOSITIVE POWER

517,724

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

548,624

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the common stock (the "Common Stock") of PNI Digital Media Inc. (the "Issuer") beneficially owned by the Reporting Persons specified herein as of February 10, 2011 and amends and supplements the Schedule 13G filed by the Reporting Persons on August 4, 2008, as previously amended (collectively, the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	Sabre Value Fund LP (the “Fund”).

•	Sabre Value Advisors LLC (“Sabre Advisors”).

•	Aaron Edelheit (“Mr. Edelheit”).

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

The Fund owns 517,724 shares of Common Stock.

Sabre Advisors, as the managing general partner of the Fund, is deemed to beneficially own the 517,724 shares of Common Stock owned by the Fund.

Mr. Edelheit, as the managing member of Sabre Advisors, is deemed to beneficially own the 517,724 shares of Common Stock owned by the Fund and an additional 30,900 shares of Common Stock that he owns personally.

Collectively, the Reporting Persons beneficially own 548,624 shares of Common Stock.

(b)	Percent of Class:

Each of the Fund’s and Sabre Advisors’ beneficial ownership of 517,724 shares of Common Stock represents 1.5% of all of the outstanding shares of Common Stock.

Mr. Edelheit’s beneficial ownership of 548,624 shares of Common Stock represents 1.6% of all of the outstanding shares of Common Stock.

Collectively, the Reporting Persons’ beneficial ownership of 548,624 shares of Common Stock represents 1.6% of all of the outstanding shares of Common Stock.

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Mr. Edelheit has sole power to vote or to direct the vote of the 30,900 shares of Common Stock that he owns personally.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The Fund, Sabre Advisors and Mr. Edelheit have shared power to vote or direct the vote of the 517,724 shares of Common Stock held by the Fund.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Mr. Edelheit has sole power to dispose or to direct the disposition of the 30,900 shares of Common Stock that he owns personally.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

The Fund, Sabre Advisors and Mr. Edelheit have shared power to dispose or direct the disposition of the 517,724 shares of Common Stock beneficially held by Onshore Fund.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                                                                                               SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 14, 2011

SABRE VALUE FUND LP
By: Sabre Value Advisors LLC, as General Partner

By:  Aaron Edelheit
                       Aaron Edelheit, Managing Member

SABRE VALUE ADVISORS LLC

By:  /s/ Aaron Edelheit
             Aaron Edelheit, Managing Member

/s/ Aaron Edelheit
     Aaron Edelheit